UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Results of 2020 Annual General Meeting of Shareholders

On October 19, 2020, Evogene Ltd., or the Company, held its 2020 Annual General Meeting of Shareholders, or the Meeting, at its principal executive offices in Rehovot, Israel.  At the Meeting, at which a quorum was present, each proposal on the agenda, consisting of the following proposals, was duly approved by the requisite majority under the Israeli Companies Law, 5759-1999:

1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adrian Percy, (e) Mr. Leon Y. Recanati and (f) Dr. Oded Shoseyov for a one-year term as a director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his or her successor is duly elected and qualified.

2.
Ratification and approval of past and future annual option grants to each of the Chairman of the board of directors of the Company, or the Board, Mr. Martin S. Gerstel, and the director, Mr. Leon Y. Recanati (in the case of future option grants, subject to their reelection as directors pursuant to Proposal 1(b) and 1(e), respectively).

3.	Approval of the grant of options to purchase 500,000 of the Company’s ordinary shares to the Company’s President & Chief Executive Officer, Mr. Ofer Haviv.
4.
Approval and ratification of the Company’s procuring coverage, and the Company’s payment of premiums and deductibles, consistent with market terms and not material to the Company, under its renewed director and officer liability, or D&O, insurance policies.

5.
Approval of an amendment to the Company’s Officers Compensation Policy that inserts detail as to the maximum coverage levels under the Company’s D&O insurance policies and requires that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

6.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

A more detailed description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer, furnished to the Securities and Exchange Commission on September 10, 2020, which description is incorporated by reference herein.

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-240249) and Form S-8 (File No.’s 333-193788, 333-201443 and 333-203856).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer